Exhibit 99.1

São Paulo, May 8, 2024 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the first quarter of 2024 (1Q24) ended March 31, 2024. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

In the 2024 sales cycle to date (which commenced 4Q23 through 1Q24), net revenue increased 12% to R$1,015 million compared to the same period of the 2023 sales cycle, mostly due to the conversion of ACV into revenue and to the performance of the B2G business unit. In 1Q24, net revenue totaled R$461 million, a 14% increase compared to the previous year.

Vasta’s accumulated subscription revenue in the 2024 sales cycle to date year totaled R$872 million, a 9% increase compared to the previous year. The 2024 Annual Contract Value (ACV) was less concentrated in the first two quarters (64.5%) than in previous year (66.4%), due to the product deliveries migrated to third commercial quarter and different seasonality of new contracts.

Our revised Annual Contract Value (“ACV”) Bookings for the 2024 sales cycle totaled R$1,350 million, which represents an organic growth of 12% over the subscription revenue for the 2023 sales cycle (from 4Q22 to 3Q23). Our previously stated ACV Bookings of R$1,400 million has been adjusted downward by 3.7%. This adjustment reflects the impact of the lower-than-anticipated effective number of students at our partner schools after the fulfillment of the additional sales orders occurred during the 1Q24.

In the 2024 sales cycle to date, Adjusted EBITDA grew by 21% to R$402 million compared to R$332 million in previous year, and Adjusted EBITDA Margin increased by 3.1 p.p. to 39.6%. In 1Q24, Adjusted EBITDA totaled R$162 million, a 24% increase compared to R$131 million in 1Q23 and Adjusted EBITDA Margin increased by 2.6 p.p. to 35.2%. This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products.

Vasta recorded an Adjusted Net Profit of R$146 million in the 2024 sales cycle to date, a 49% increase compared to an Adjusted Net Profit of R$98 million in previous year. In 1Q24, Adjusted Net Profit totaled R$50 million, a 97% increase compared to R$26 million in 1Q23.

Free cash flow (FCF) totaled R$52 million in the 2024 sales cycle to date, a R$59 million increase from negative R$7 million in 2023. In 1Q24 FCF totaled R$52 million, a 44% increase from R$36 million in 1Q23. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 31% to 43% as a result of Vasta’s growth and implementation of sustained efficiency measures.

Starting in 2023, Vasta started to offer its products and services to the Brazilian public sector (B2G). Our broad portfolio of core content solutions, digital platform, and complementary products together with customized learning solutions, tested over decades by the private sector, are now available to the K-12 public schools. With the B2G sector, we generated R$69 million in revenues in the 2024 sales cycle to date.

On September 14, 2023, we announced the company’s second share repurchase program (the “Second Repurchase Program”), approved by our board of directors pursuant to Vasta’s commercial interest in entering into the Second Repurchase Program. Under the Second Repurchase Program, we were entitled to repurchase up to US$12.5 million in our Class A common shares in the open market, based on prevailing market prices, or in privately negotiated transactions, over a period that began on September 18, 2023, continuing until the earlier of the completion of the repurchase or September 30, 2024, depending upon market conditions. During 1Q24 we completed the Second Repurchase Program, pursuant to which we purchased in the open market US$12.5 million, equivalent to 2,965,791 of our Class A common shares, which are currently held in treasury.

With 20 contracts signed and 2 units operational in 2024, the launch of the Start Anglo franchise in 2023, boasting bilingual education alongside academic excellence, signifies a strategic expansion in our quest for new revenue streams and it marks the onset of an exhilarating journey.

New launch of the Plurall AI platform, also called "Plu": we gathered all our content from our basic education systems that we want to enable in AI, where the AI itself divides, classifies, and prepares the content, creating several knowledge bases separated by brand and material. With each interaction, Plu understands your request, searches all related knowledge, and decides its best response. Building on this preparation, generative AI enables teachers to create supplementary lesson plans, generate images, scripts for presentations, question lists, and helps students develop study guides. This innovation aims to empower teachers in the teaching process and enhance students' learning process.

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MESSAGE FROM MANAGEMENT

With the 1Q24 results we have reached halfway through the 2024 sales cycle and we have delivered strong financial results. In the 2024 sales cycle to date, net revenue increased 12% to R$1,015 million, compared to the same period of the 2023 sales cycle, mostly due to the conversion of ACV into revenue and to the performance of the B2G business unit. Our complementary solutions have seen important growth of 21% compared to 2023, with an accelerated increase in both student base and market penetration. The partners-school base that uses our complementary solutions increased to an aggregate of 1,722 schools.

Vasta’s accumulated subscription revenue in the 2024 sales cycle to date year totaled R$872 million, a 9% increase compared to the previous year. It's noteworthy that the distribution of subscription revenue throughout 2024 differed slightly from the previous year, with less concentration in the first two quarters (64.5% compared to 66.4%). Importantly, the migration of product deliveries to the third commercial quarter is a natural consequence of operational processes alongside logistic cost optimization efforts.

The continued growth of the company's profitability was another highlight of the 2024 sales cycle to date as the Adjusted EBITDA grew by 21% to R$402 million compared to R$332 million in previous year, and Adjusted EBITDA Margin increased by 3.1 p.p. to 39.6%. In proportion to net revenue, gross margin increased 300 bps in the sales cycle to date (from 64% to 67%) mainly due to better product mix and reduced impact of paper and production costs, Adjusted cash G&A expenses reduced by 260 bps driven by workforce optimization and budgetary discipline and Commercial expenses increased by 270 bps. driven by higher expenses related to business expansion and marketing investments.

The company’s cash flow generation was one of the main highlights of the 2024 sales cycle to date. Free cashflow (FCF) totaled R$52 million, a R$59 million increase from negative R$7 million at the same point of the 2023 sales cycle. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 30.8% to 42.5% as a result of Vasta’s growth and implementation of sustained efficiency measures. Moreover, we continue to make progress on deleveraging the company. The net debt/LTM adjusted EBITDA of 2.22x as of 1Q24, shows a downward trend and it is 0.14x lower than 4Q23 and 0.63x lower than 1Q23.

In line with our commitment to total transparency and the timely dissemination of information, we have adjusted downward our Annual Contract Value (“ACV”) Bookings for the 2024 sales cycle. The revised ACV now stands at R$1,350 million, reflecting a noteworthy organic growth of 12% compared to the subscription revenue recorded during the 2023 sales cycle (from 4Q22 to 3Q23). It's important to note that our previous ACV Bookings of R$1,400 has been revised downward by 3.7%, primarily stemming from a lower-than-anticipated number of students following the fulfillment of additional sales orders and the manifestation of returns of goods which were concluded in April 2024.

Start-Anglo, a cornerstone of our growth strategy, is experiencing continued expansion. With 20 contracts secured distributed across 10 states in Brazil, 2 operational units in 2024 and over 200 prospects in negotiation, this broad geographic presence and strong pipeline underscore the robust potential for further growth and market penetration of Start-Anglo.

Moreover, our strides into the Brazilian public-school mark a significant milestone, reaffirming our dedication to fostering positive change in education. By venturing into the B2G (Business-to-Government) domain, we have not only broadened our market reach but also solidified our position as a key player in shaping educational landscapes. The early months of 2024 have already yielded promising results, with revenues totaling R$69 million attributed to our endeavors in the B2G

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sector. This financial achievement serves as a testament to the effectiveness of our strategies and the resonance of our offerings within this vital segment. As we continue to navigate and innovate within the B2G space, we remain committed to delivering impactful solutions that drive progress and empower learners nationwide.

OPERATING PERFORMANCE

Student base – subscription models

	2024	2023	% Y/Y	2022	% Y/Y
Partner schools - Core content	4,744	5,032	(5.7%)	5,274	(4.6%)
Partner schools – Complementary solutions	1,722	1,383	24.5%	1,304	6.1%
Students - Core content	1,432,289	1,539,024	(6.9%)	1,589,224	(3.2%)
Students - Complementary content	483,132	453,552	6.5%	372,559	21.7%

Note: Students enrolled in partner schools

As we conclude the period of return of collections, we update the number of partner schools and enrolled students for the 2024 sales cycle. In the 2024 sales cycle, Vasta expects to provide approximately 1.4 million students with core content solutions and near 500,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base in 2024 through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships. On the other hand, the reduction of our client base was concentrated on the low-end segment, which have higher number of students on average, and a lower margin.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	1Q24	1Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Subscription	357,387	357,211	0.0%	872,247	801,161	8.9%
Core content	308,292	301,038	2.4%	692,004	652,077	6.1%
Complementary solutions	49,095	56,173	(12.6%)	180,243	149,084	20.9%
B2G	69,031	-	0.0%	69,031	-	0.0%
Non-subscription	34,298	45,624	(24.8%)	73,546	106,693	(31.1%)
Total net revenue	460,716	402,835	14.4%	1,014,824	907,854	11.8%
% ACV	26.5%	29.6%	(3.1 p.p.)	64.5%	66.4%	(1.9 p.p.)
% Subscription	77.6%	88.7%	(11.1 p.p.)	86.0%	88.2%	(2.3 p.p.)

Note: n.m.: not meaningful

In 1Q24, Vasta’s net revenue totaled R$461 million, a 14.4% increase compared to 1Q23. In the 2024 sales cycle to date (4Q23 and 1Q24), Vasta’s net revenue totaled R$1,015 million, a 11.8% increase compared to prior year. Subscription revenue grew 8.9% in the 2024 sales cycle to date. The ACV 2024 is less concentrated in the first two quarters (64.5%) than in previous year (66.4%), due to the different seasonality on digital products and product deliveries migrated to third commercial quarter.

EBITDA

Values in R$ ‘000	1Q24	1Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Net revenue	460,716	402,835	14.4%	1,014,824	907,854	11.8%
Cost of goods sold and services	(140,083)	(155,126)	(9.7%)	(335,526)	(327,203)	2.5%
General and administrative expenses	(139,902)	(127,281)	9.9%	(235,553)	(247,169)	(4.7%)
Commercial expenses	(73,260)	(51,061)	43.5%	(140,388)	(101,266)	38.6%
Other operating (expenses) income	1,785	994	79.6%	2,352	(927)	(353.7%)
Share of loss equity-accounted investees	(3,060)	(528)	479.4%	(16,183)	(2,890)	459.9%
Impairment losses on trade receivables	(13,205)	(10,380)	27.2%	(42,199)	(39,153)	7.8%
Profit before financial income and taxes	92,991	59,453	56.4%	247,328	189,246	30.7%
(+) Depreciation and amortization	65,533	68,804	(4.8%)	136,563	138,672	(1.5%)
EBITDA	158,524	128,257	23.6%	383,891	327,918	17.1%
EBITDA Margin	34.4%	31.8%	2.6 p.p.	37.8%	36.1%	1.7 p.p.
(+) Layoff related to internal restructuring	501	487	2.9%	980	1,095	(10.5%)
(+) Share-based compensation plan	3,334	2,666	25.1%	3,229	2,773	16.4%
(+) M&A adjusting expenses	-	-	0.0%	13,776	-	0.0%
Adjusted EBITDA	162,359	131,410	23.6%	401,876	331,786	21.1%
Adjusted EBITDA Margin	35.2%	32.6%	2.6 p.p.	39.6%	36.5%	3.1 p.p.

Note: n.m.: not meaningful

In the 2024 sales cycle to date, Adjusted EBITDA grew 21.1% to R$402 million with a margin of 39.6%, representing an increase of 3.1 p.p. in comparison to prior year. In 1Q24, Adjusted EBITDA totaled R$162 million, a 23.6% increase compared to R$131 million in 1Q23.

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This increase was mainly driven by gains in operating efficiency, cost savings and a sales mix that benefited from the growth of subscription products. Share of loss equity-accounted investees relates to a 45% minority stake in Educbank Gestão de Pagamentos Educacionais S.A. (“Educbank”), which registered a loss in equity-accounted investees in the amount of R$16.2 million in the 2024 sales cycle to date mainly due to costs associated with the write-off of a potential M&A target of Educbank, which ultimately did not materialize.

(%) Net Revenue	1Q24	1Q23	Y/Y (p.p.)	2024 cycle	2023 cycle	Y/Y (p.p.)
Gross margin	69.6%	61.5%	8.1 p.p.	66.9%	64.0%	3.0 p.p.
Adjusted cash G&A expenses(1)	(15.6%)	(13.6%)	(2.0 p.p.)	(9.3%)	(11.9%)	2.6 p.p.
Commercial expenses	(15.9%)	(12.7%)	(3.2 p.p.)	(13.8%)	(11.2%)	(2.7 p.p.)
Impairment on trade receivables	(2.9%)	(2.6%)	(0.3 p.p.)	(4.2%)	(4.3%)	0.2 p.p.
Adjusted EBITDA margin	35.2%	32.6%	2.6 p.p.	39.6%	36.5%	3.1 p.p.

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

In proportion to net revenue, gross margin increased 300 bps in the sales cycle to date (from 64% to 67%) mainly due to better product mix and reduced impact of paper and production costs. Adjusted cash G&A expenses reduced by 260 bps driven by workforce optimization and budgetary discipline and Commercial expenses increased by 270 bps. driven by higher expenses related to business expansion and marketing investments while Impairment on trade receivable (PDA)

remained stable with a slight improvement of 20 bps, although still impacted by 4Q23 credit review.

Finance Results

Values in R$ ‘000	1Q24	1Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Finance income	13,543	16,631	(18.6%)	30,218	48,850	(38.1%)
Finance costs	(69,810)	(75,816)	(7.9%)	(141,202)	(149,849)	(5.8%)
Total	(56,267)	(59,185)	(4.9%)	(110,984)	(100,999)	9.9%

In the first quarter of 2024, finance income totaled R$13.5 million, from R$16.6 million in 1Q23 due to the impact of lower interest rates on financial investments and marketable securities and in the 2024 sales cycle to date, finance income decreased 38% to R$30 million from R$ 48 million in prior sales cycle to date when finance income was impacted with a gain of R$10 million recorded in 4Q22, resulting from the reversal of interest on tax contingencies.

Finance costs in 1Q24 decrease 7.9% (quarter-on-quarter), to R$69 million and in the 2024 sales cycle to date finance cost decreased 5.8% driven by the reduction on the Finance Debt position between the comparison quarters and lower interest rate.

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Net profit (loss)

Values in R$ ‘000	1Q23	1Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Net (loss) profit	21,942	(2,224)	n.m.	81,910	73,669	11.2%
(+) Layoffs related to internal restructuring	501	487	2.9%	980	1,095	(10.5%)
(+) Share-based compensation plan	3,334	2,666	25.1%	3,229	2,773	16.4%
(+) Amortization of intangible assets(1)	39,304	39,069	0.6%	79,598	78,301	1.7%
(-) Income tax contingencies reversal	-	-	0.0%	-	(29,715)	(100.0%)
(+) M&A adjusting expenses	-	-	0.0%	13,776	-	0.0%
(-) Tax shield(2)	(14,667)	(14,355)	2.2%	(33,178)	(27,937)	18.8%
Adjusted net profit	50,414	25,642	96.6%	146,315	98,185	49.0%
Adjusted net margin	10.9%	6.4%	4.6 p.p.	14.4%	10.8%	3.6 p.p.

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the first quarter of 2024, adjusted net profit totaled R$50 million, a 96.6% increase compared to R$26 million in 1Q23. In the 2024 sales cycle to date, adjusted net profit reached R$146 million, a 49% increase from an adjusted net profit of R$98 million in 2023.

The 2023 sales cycle to date was impacted by a gain related to the reversal of tax contingencies recorded in 4Q22, which impacted corporate tax and finance results. The 2024 sales cycle to date was impacted by the M&A adjusting expenses occurred in 4Q23 as they related to one-off costs associated with the write-off of a potential M&A target of Educbank, which ultimately did not materialize and impacted our Share of Loss of Equity-Accounted Investees in the amount of R$13.8 million.

Accounts receivable and PDA

Values in R$ ‘000	1Q24	1Q23	% Y/Y	4Q23	% Q/Q
Gross accounts receivable	864,511	784,681	10.2%	789,529	9.5%
Provision for doubtful accounts (PDA)	(93,489)	(72,253)	29.4%	(92,017)	1.6%
Coverage index	10.8%	9.2%	1.6 p.p.	11.7%	(0.9 p.p.)
Net accounts receivable	771,022	712,428	8.2%	697,512	10.5%
Average days of accounts receivable(1)	180	199	(19)	169	11

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 180 days in the 1Q24 which represents 19 days lower than the same quarter of the previous year.

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Free cash flow

Values in R$ ‘000	1Q24	1Q23	% Y/Y	2024 cycle	2023 cycle	% Y/Y
Cash from operating activities(1)	102,347	94,647	8.1%	159,716	100,911	58.3%
(-) Income tax and social contribution paid	-	(331)	(100.0%)	(672)	(4,748)	(85.8%)
(-) Payment of provision for tax, civil and labor losses	(134)	(190)	(29%)	(376)	(245)	53.469%
(-) Interest lease liabilities paid	(2,029)	(3,668)	(44.7%)	(3,530)	(7,796)	(54.7%)
(-) Acquisition of property, plant, and equipment	(8,983)	(5,256)	70.9%	(12,273)	(15,797)	(22.3%)
(-) Additions of intangible assets	(34,776)	(38,638)	(10.0%)	(78,643)	(62,407)	26.0%
(-) Lease liabilities paid	(4,300)	(10,334)	(58.4%)	(12,230)	(16,928)	(27.8%)
Free cash flow (FCF)	52,125	36,230	43.9%	51,992	(7,009)	n.m.
FCF/Adjusted EBITDA	32.1%	27.6%	4.5 p.p.	12.9%	(2.1%)	15.0 p.p.
LTM FCF/Adjusted EBITDA	42.5%	30.8%	11.6 p.p.	42.5%	30.8%	11.6 p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$52 million 1Q24, a 44% increase from a FCF of R$36 million in 1Q23. In the 2024 sales cycle to date, FCF totaled R$52 million, a R$59 million increase from negative R$7 million 2023. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 30.8% to 42.5% as a result of Vasta’s growth and implementation of sustained efficiency measures.

Financial leverage

Values in R$ ‘000	1Q24	4Q23	3Q23	2Q23	1Q23
Financial debt	762,985	791,763	765,350	846,443	815,927
Accounts payable from business combinations	616,247	614,120	601,171	591,620	599,713
Total debt	1,379,232	1,405,883	1,366,521	1,438,063	1,415,640
Cash and cash equivalents	67,214	95,864	106,757	38,268	42,680
Marketable securities	242,799	245,942	261,264	385,002	331,110
Net debt	1,069,219	1,064,076	998,500	1,014,793	1,041,850
Net debt/LTM adjusted EBITDA	2.22	2.36	2.43	2.57	2.85

As of the end of 1Q24, Vasta had a net debt position of R$1,069 million, a R$5 million increase compared to 4Q23. The FCF generated in the period was offset by the impacts of financial interest cost and the Second Repurchase Program.

The net debt/LTM adjusted EBITDA of 2.22x as of 1Q24, shows a downward trend and it is 0.14x lower than 4Q23 and 0.63x lower than 1Q23.

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ESG

Sustainability Report

In 2023, Vasta released its sustainability report for the year 2022. This report, which is the company's second, was prepared in accordance with international standards for reports of this category and showcases the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its first Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 3,216 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and also considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal[2]
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% Y/Y	4Q2023	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	5,088	2,866	78%	6,163	(17%)
		Municipal water supply[1]	%	0%	33%	(33 p.p.)	0%	0 p.p.
		Groundwater	%	100%	67%	33 p.p.	100%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% Y/Y	4Q2023	% Q/Q
12, 13	302-1	Total energy consumption	GJ	2,393	3,087	(22%)	5,730	(58%)
		Energy from renewable sources[2]	%	95%	68%	27 p.p.	50%	45 p.p.

In the 1Q24, we observed lower water consumption compared to the last quarter mainly due to the reduction in leaks and because this is a period of low production demand. Two Anglo units, Paulista and Vila Mariana, have moved to new addresses. Therefore, the water consumption data is still in the process of being integrated with our platform. In the next quarter, we will update the information and consequently, we anticipate an increase in consumption in the upcoming quarters.

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SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% HA	4Q2023	% HA
5	405-1	C-level – Women	%	29%	40%	(11 p.p.)	29%	0 p.p.
		C-level – Men	%	71%	60%	11 p.p.	71%	0 p.p.
		C-level- total[4]	no.	7	5	40%	7	0%
		Leadership (≥ managers) – Women	%	45%	45%	0 p.p.	47%	(2 p.p.)
		Total - Leadership (≥ managers) – Men	%	55%	55%	0 p.p.	53%	2 p.p
		Leadership (≥ managers) [5] – total	no.	149	138	8%	148	1%
		Academic staff – Women	%	18%	21%	(3 p.p.)	18%	0 p.p.
		Academic staff – Men	%	83%	79%	4 p.p.	82%	1 p.p.
		Academic staff [6] - total	no.	80	85	(6%)	74	8%
		Administrative/Operational – Women	%	56%	56%	0 p.p.	56%	0 p.p.
		Administrative/Operational – Male	%	44%	44%	0 p.p.	44%	0 p.p.
		Administrative/Operational [7] - total	no.	1,595	1,476	8%	1,603	(1%)
		Employees – Women	%	54%	53%	1 p.p.	53%	1 p.p.
		Employees – Men	%	46%	47%	(1 p.p.)	47%	(1 p.p.)
		Employees - total	no.	1,831	1,704	0%	1,832	(0%)

73% of the vacancies closed in the last quarter brought new employees within one of the Diversity groups - Blacks, Women Leaders, Trans, PCDs, LGBTQIAP+, 50+. We launched the Women's Leadership Training program with a focus on training 35 coordinators, specialists and managers in order to strengthen them in their role as team leaders. We changed the control of our indicators and started monitoring the hiring funnel by diversity pillar (application, passing tests, interviews and hiring).

Social impact* [8]
SDGs	GRI	Disclosure	Unit	1S2024	1S2023	2S2023
4, 10	-	Scholars of the Somos Futuro Program	no.	215	236	232

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

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We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In the first quarter, 215 young people were studying through the program receiving didactic and paradidactic material, online school tutoring, mentoring and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

Health and Safety
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% HA	4Q2023	% HA
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0.0 p.p	100%	0.0 p.p
		Trained employees	no.	361	543	(34%)	1,070	(66.3%)
		Average hours of training per employee [9]	no.	1.33	0.60	122%	1.53	(13%)
		Injury frequency [10]	rate	0.90	3.10	(71%)	0.90	0%
		High-consequence injuries	no.	0	0	0%	0	0%
		Recordable work-related injuries [11]	rate	0	1.06	(100%)	0.90	(100%)
		Fatalities resulted from work-related injuries	no.	0	0	0%	0	0%
		Fatalities [12]	rate	0	0	0%	0	0%

The main causes of work-related injuries were impacts suffered in internal and external circulation areas causing abrasions, contusions, and sprains.

The need for and quantity of training can vary within cycles according to demand, whether for newcomers (initial training), refresher training to meet regulatory standards deadlines, or for performance improvement/guidance.

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GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% HA	4Q2023	% HA
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% HA	4Q2023	% HA
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	9	NA	n.m.	62	(85%)
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	0	NA	n.m.	2	(100%)
		Confirmed incidents of discrimination [13]	no.	0	NA	n.m.	0	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	0	0	0%	0	0%

NA: Not available: quarterly disclosure began in the second quarter of 2023. It used to be reported annually in Sustainability Reports.

This quarter, we promoted the "Forms of Harassment and Discrimination" course, launched at the end of last year, which is compulsory for all monthly employees.

Compliance*
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% HA	4Q2023	% HA
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for social and economic non-compliance	no.	0	0	0%	0	0%
		Fines for environmental noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for environmental non-compliance	no.	0	0	0%	0	0%

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

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We did not record significant sanctions or fines related to economic and social issues, except for the normal course of business.

Customer data privacy
SDGs	GRI	Disclosure	Unit	1Q2024	1Q2023	% HA	4Q2023	% HA
16	418-1	External complaints substantiated by the organization	no.	7	19	(63%)	2	250%
		Complaints received from regulatory agencies or similar official bodies	no.	0	0	0%	0	0%
		Cases identified of leakage, theft, or loss of customer data	no.	0	0	0%	0	0%

FOOTNOTES:

SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	n.a.
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

The first quarter tends to have a higher volume of requests received because it is the enrollment period.

The number of requests received has been decreasing over time (YoY), and this is due to the adoption of the holder's consent to the Privacy Policy or Privacy Notice when obtaining their data, in which we collect only the information that is strictly necessary. Data Control: we have dedicated management for information security and another for privacy. In the first quarter of 2024, we did not record losses, breaches, or theft of customer data, nor complaints from the regulatory agency.

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CONFERENCE CALL INFORMATION

Vasta will discuss its first quarter 2024 results on May 8, 2024, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

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FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

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REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	March 31, 2024	December 31, 2023
Current assets
Cash and cash equivalents	67,214	95,864
Marketable securities	242,799	245,942
Trade receivables	771,022	697,512
Inventories	293,308	300,509
Taxes recoverable	21,257	19,041
Income tax and social contribution recoverable	18,846	16,841
Prepayments	76,339	71,870
Other receivables	2,760	2,085
Related parties – other receivables	12,137	7,157
Total current assets	1,505,682	1,456,821

Non-current assets
Judicial deposits and escrow accounts	212,597	207,188
Deferred income tax and social contribution	197,644	205,453
Equity accounted investees	61,424	64,484
Other investments and interests in entities	9,879	9,879
Property, plant and equipment	137,607	151,492
Intangible assets and goodwill	5,283,706	5,307,563
Total non-current assets	5,902,857	5,946,059

Total Assets	7,408,539	7,402,880

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Consolidated Statements of Financial Position (continued)

Liabilities	March 31, 2024	December 31, 2023
Current liabilities
Bonds	512,985	541,763
Suppliers	214,082	221,291
Reverse factoring	262,337	263,948
Lease liabilities	11,485	17,078
Income tax and social contribution payable	8,676	—
Salaries and social contributions	120,946	104,406
Taxes payable	10,896	7,821
Contractual obligations and deferred income	46,307	32,815
Accounts payable for business combination and acquisition of associates	211,444	216,728
Other liabilities	20,667	26,382
Other liabilities - related parties	21,472	15,060
Total current liabilities	1,441,297	1,447,292

Non-current liabilities
Bonds	250,000	250,000
Lease liabilities	67,982	79,579
Accounts payable for business combination and acquisition of associates	404,803	397,392
Provision for tax, civil and labor losses	710,448	697,990
Other liabilities	10,868	9,836
Total non-current liabilities	1,444,101	1,434,797

Total current and non-current liabilities	2,885,398	2,890,912

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	91,005	89,995
Treasury shares	(80,495)	(59,525)
Accumulated losses	(309,387)	(331,559)
Total Shareholder's Equity	4,521,938	4,519,358

Interest of non-controlling shareholders	1,203	1,433

Total Shareholder's Equity	4,523,141	4,520,791

Total Liabilities and Shareholder's Equity	7,408,539	7,402,880

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Consolidated Income Statement

	March 31, 2024	March 31, 2023

Net revenue from sales and services	460,716	402,835
Sales	442,545	393,688
Services	18,171	9,147

Cost of goods sold and services	(140,083)	(155,126)

Gross profit	320,633	247,709

Operating income (expenses)	(224,582)	(187,728)
General and administrative expenses	(139,902)	(127,281)
Commercial expenses	(73,260)	(51,061)
Other operating income	1,980	994
Other operating expenses	(195)	—
Impairment losses on trade receivables	(13,205)	(10,380)

Share of loss equity-accounted investees	(3,060)	(528)

Profit before finance result and taxes	92,991	59,453

Finance result	(56,267)	(59,185)
Finance income	13,543	16,631
Finance costs	(69,810)	(75,816)

Profit before income tax and social contribution	36,724	268

Income tax and social contribution	(14,782)	(2,492)
Current	(6,973)	(1,454)
Deferred	(7,809)	(1,038)

Profit (loss) for the period	21,942	(2,224)

Allocated to:
Controlling shareholders	22,172	(2,278)
Non-controlling shareholders	(230)	54

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Consolidated Statement of Cash Flows

	For the period ended March 31,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax and social contribution	36,724	268
Adjustments for:
Depreciation and amortization	69,534	70,832
Share of loss profit of equity-accounted investees	3,060	528
Impairment losses on trade receivables	13,205	10,380
Provision (reversal) for tax, civil and labor losses, net	289	(4,423)
Interest on provision for tax, civil and labor losses	12,273	8,485
Interest on bonds	24,366	30,591
Contractual obligations and right to returned goods	9,293	4,762
Interest on accounts payable for business combination and acquisition of associates	15,664	18,031
Interest on suppliers	12,500	7,074
Share-based payment expense	2,939	2,658
Interest on lease liabilities	2,113	3,385
Interest on marketable securities	(5,786)	(9,417)
Cancellations of right-of-use contracts	(1,951)	3,053
Residual value of disposals of property and equipment and intangible assets	943	3
	195,166	146,210
Changes in
Trade receivables	(86,715)	(72,466)
Inventories	7,201	3,579
Prepayments	(4,469)	(20,520)
Taxes recoverable	(11,194)	(17,220)
Judicial deposits and escrow accounts	(5,379)	5,132
Other receivables	(675)	(16)
Related parties – other receivables	(4,980)	766
Suppliers	(21,320)	2,125
Salaries and social charges	16,540	32,097
Tax payable	11,751	(5,474)
Contractual obligations and deferred income	4,199	20,464
Other liabilities	(4,191)	(406)
Other liabilities - related parties	6,412	376
Cash from operating activities	102,346	94,647
Payment of interest on leases	(2,029)	(3,668)
Payment of interest on bonds	(53,423)	(57,914)
Payment of interest on business combinations	(2,590)	(15,820)
Income tax and social contribution paid	—	(331)
Payment of provision for tax, civil and labor losses	(134)	(190)
Net cash from operating activities	44,170	16,724
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(8,982)	(5,256)
Additions of intangible assets	(34,776)	(38,638)
Acquisition of subsidiaries net of cash acquired	—	(3,205)
Purchase of investment in marketable securities	(266,215)	(362,606)
Proceeds from investment in marketable securities	275,143	421,427
Net cash (used in) from investing activities	(34,830)	11,722
CASH FLOWS FROM FINANCING ACTIVITIES
Repurchase shares on treasury	(22,531)	—
Lease liabilities paid	(4,300)	(10,334)
Payments of accounts payable for business combination and acquisition of associates	(11,159)	(21,197)
Net cash used in financing activities	(37,990)	(31,531)
Net decrease in cash and cash equivalents	(28,650)	(3,085)
Cash and cash equivalents at beginning of period	95,864	45,765
Cash and cash equivalents at end of period	67,214	42,680
Net decrease in cash and cash equivalents	(28,650)	(3,085)

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